FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

Businesses outlined for disposal

Appendix 3 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

On 4 August 2010, the Group announced its agreement to sell 318 branches and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control and HMRC clearances were received during Q4 2010. The separation and transfer process is underway, and a joint transition plan is being developed.

Preparations for the disposal of RBS Insurance, by way of a trade sale or public flotation targeted for the second half of 2012, continue. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. However, the business continues to be managed and reported as a separate core division.

The table below shows Total income and Operating profit of RBS Insurance, and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	Q1 2011	FY 2010	Q1 2011	FY 2010	Q1 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	1,070	4,369	67	(295)	67	(295)
UK branch-based businesses (2)	241	902	128	439	129	160

Total	1,311	5,271	195	144	196	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	31 March 2011	31 December 2010	31 March 2011	31 December 2010	31 March 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.5	12.4	4.0	4.0
UK branch-based businesses (2)	11.5	13.2	19.9	19.9	1.0	1.2

Total	11.5	13.2	32.4	32.3	5.0	5.2

Notes:
(1)	As reported in the 2011 Q1 IMS and Annual Results for the year ended 31 December 2010 and excluding Non-Core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)	All data are estimated; notional equity based upon 9% of RWAs.

Appendix 3 Businesses outlined for disposal

Further estimated information on the UK branch-based business by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	Q1 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	71	107	178	656
Non-interest income	26	37	63	246

Total income	97	144	241	902

Direct expenses
- staff	(19)	(20)	(39)	(176)
- other	(20)	(19)	(39)	(144)
Indirect expenses	(22)	(13)	(35)	(143)

	(61)	(52)	(113)	(463)

Operating profit before impairment losses	36	92	128	439
Impairment losses (1)	(20)	21	1	(279)

Operating profit	16	113	129	160

Analysis of income by product
Loans & advances	35	96	131	445
Deposits	26	33	59	261
Mortgages	31	-	31	120
Other	5	15	20	76

Total income	97	144	241	902

Net interest margin	4.51%	3.30%	3.69%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	3,000	1,400	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	31 March 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.8	13.9	-	20.7	20.7
Loans and advances to customers (gross)	6.8	13.9	-	20.7	20.7
Customer deposits	8.8	14.7	-	23.5	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.2	-	1.7	1.7
Loan:deposit ratio	77%	95%	-	88%	86%
Risk-weighted assets	3.2	8.3	-	11.5	13.2

Note:
(1)	Q1 2011 impairment losses benefited from £54 million of latent and other provision releases.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary